210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Reovirus Research to be Presented at AACR Annual Meeting

CALGARY, AB, --- March 29, 2012 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that abstracts of preclinical research on reovirus (REOLYSIN®) are available on the American Association for Cancer Research (AACR) website at www.aacr.org. The research is scheduled to be presented at the 2012 AACR Annual Meeting in Chicago, IL, which takes place from March 31 to April 4, 2012.

“We are delighted to see that the research community has been embracing preclinical research utilizing reovirus,” said Dr. Matt Coffey, Chief Operating Officer of Oncolytics.  “This research helps us to continue to refine our understanding of REOLYSIN’s mechanism of action, its suitability for combination with other treatment modalities and its potential for application to a growing range of potential cancer indications.”

The first abstract, entitled “Reovirus (REOLYSIN) as a potential therapy for malignant peripheral nerve sheath tumors,” covers preclinical work malignant in peripheral nerve sheath tumors (MPNST), a rare form of soft tissue sarcoma. The results show that MPNST-derived cell lines including sporadic MPNST without active Ras were efficiently transduced, promoted virus replication and were killed by the oncolytic reovirus. The poster is scheduled to be presented on Monday, April 2, 2012.

The second abstract, entitled “REOLYSIN: A novel reovirus-based agent that induces endoplasmic reticular stress in RAS-activated pancreatic cancer,” covers preclinical work done to better understand the mechanisms associated with the synergies in this co-treatment approach. The results demonstrate that the abnormal protein accumulation induced by REOLYSIN and bortezomib promotes heightened ER stress and apoptosis in pancreatic cancer cells.  The poster is scheduled to be presented on Monday, April 2, 2012.

The third abstract, entitled “Oncolytic reovirus synergizes with bortezomib and dexamethasone in overcoming therapy resistance of multiple myeloma,” covers preclinical work done in therapy resistant multiple myeloma (MM) cell lines. The investigators noted that highly synergistic cytotoxicity was observed with reovirus and bortezomib in both reovirus and drug resistant cell lines OPM2 and KMS-11 at all drug combination ratios. Dexamethasone and reovirus treatment induced synergy in OPM2 cells. The poster is scheduled to be presented on Tuesday, April 3, 2012.

The fourth abstract, entitled “Serum regulates reovirus-mediated cytopathy in K-Ras activated colorectal cancer and intestinal epithelial cell lines,” covers the use of isogenic human-derived colorectal cancer cell lines that differ only by the presence of mutant Kras and normal rat intestinal epithelial cells (IEC) with inducible Kras to evaluate whether the presence of oncogenic Kras alters the sensitivity of colon cancer cells to reovirus.  The investigators demonstrated that the activity of reovirus was observed in all cell lines studied. Reduction in cell variability was greater in Kras-mutant HCT116 compared to WT Hke3 cells. Consistently, induction of Kras in IEC cells increased the potency of reovirus. The poster is scheduled to be presented on Tuesday, April 3, 2012.

The fifth abstract, entitled “Mammalian orthoreovirus downregulates HIF-1α in hypoxic prostate tumor cells via RACK1-mediated proteasomal degradation and translational inhibition,” was added as a late-breaking abstract. The poster is scheduled to be presented on Tuesday April 3, 2012.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the abstracts and materials presented on the AACR website and at this meeting with respect to REOLYSIN, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	IRG, LLC Erika Moran 20th Floor, 1251 Avenue of the Americas New York, NY 10020 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com